                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
                                 --------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 30, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ----------------------
CUSIP No.  053332-10-2
- ----------------------

- --------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P.
                       22-2875193
- --------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
      3       SEC USE ONLY


- --------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
- --------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

            NUMBER OF                                 14,769,019
             SHARES              -----------------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
              EACH                                    0
           REPORTING             -----------------------------------------------
             PERSON                   9      SOLE DISPOSITIVE POWER
              WITH
                                                      14,769,019
                                 -----------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
- --------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          30,686,824
- --------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

                                          N/A
- --------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          27.48%(1)
- --------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          PN
- --------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

- ----------------------
CUSIP No.  053332-10-2
- ----------------------

- --------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Limited, a Bermuda corporation
- --------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
      3       SEC USE ONLY


- --------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
- --------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bermuda
- --------------------------------------------------------------------------------
                                      7       SOLE VOTING POWER

            NUMBER OF                                  3,479,999
             SHARES              -----------------------------------------------
          BENEFICIALLY                8       SHARED VOTING POWER
            OWNED BY
              EACH                                     0
           REPORTING             -----------------------------------------------
             PERSON                   9       SOLE DISPOSITIVE POWER
              WITH
                                                       3,479,999
                                 -----------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                       0
- --------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          30,686,824
- --------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

                                          N/A
- --------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          27.48%(1)
- --------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          CO
- --------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

- ----------------------
CUSIP No.  053332-10-2
- ----------------------

- --------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        ESL Institutional Partners, L.P., a Delaware limited partnership
                        06-1456821
- --------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
      3        SEC USE ONLY


- --------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
- --------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

                        N/A
- --------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                                        7       SOLE VOTING POWER

             NUMBER OF                                   505,557
              SHARES               ---------------------------------------------
           BENEFICIALLY                 8       SHARED VOTING POWER
             OWNED BY
               EACH                                      0
            REPORTING              ---------------------------------------------
              PERSON                    9       SOLE DISPOSITIVE POWER
               WITH
                                                         505,557
                                   ---------------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                         0
- --------------------------------------------------------------------------------
                11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                   REPORTING PERSON

                                            30,686,824
- --------------------------------------------------------------------------------
                12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                   EXCLUDES CERTAIN SHARES                   [ ]

                                            N/A
- --------------------------------------------------------------------------------
                13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                   (11)

                                            27.48%(1)
- --------------------------------------------------------------------------------
                14                 TYPE OF REPORTING PERSON

                                            PN
- --------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

- ----------------------
CUSIP No.  053332-10-2
- ----------------------

- --------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        ESL Investors, L.L.C., a Delaware limited liability company
                        13-4095958
- --------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
      3        SEC USE ONLY


- --------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
- --------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

                        N/A
- --------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                                        7       SOLE VOTING POWER

             NUMBER OF                                   1,521,365
              SHARES               ---------------------------------------------
           BENEFICIALLY                 8       SHARED VOTING POWER
             OWNED BY
               EACH                                      0
            REPORTING              ---------------------------------------------
              PERSON                    9       SOLE DISPOSITIVE POWER
               WITH
                                                         1,521,365
                                   ---------------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                         0
- --------------------------------------------------------------------------------
                11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                   REPORTING PERSON

                                            30,686,824
- --------------------------------------------------------------------------------
                12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                   EXCLUDES CERTAIN SHARES                   [ ]

                                            N/A
- --------------------------------------------------------------------------------
                13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                   (11)

                                            27.48%(1)
- --------------------------------------------------------------------------------
                14                 TYPE OF REPORTING PERSON

                                            CO
- --------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

- ----------------------
CUSIP No.  053332-10-2
- ----------------------

- --------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Acres Partners, L.P., a Delaware limited partnership 06-1458694
- --------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
     3       SEC USE ONLY


- --------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
- --------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                      N/A
- --------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
- --------------------------------------------------------------------------------
                                      7       SOLE VOTING POWER

           NUMBER OF                                   8,795,770
            SHARES              ------------------------------------------------
         BENEFICIALLY                 8       SHARED VOTING POWER
           OWNED BY
             EACH                                      0
           REPORTING            ------------------------------------------------
            PERSON                    9       SOLE DISPOSITIVE POWER
             WITH
                                                       8,795,770
                                ------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                                       0
- --------------------------------------------------------------------------------
              11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON

                                         30,686,824
- --------------------------------------------------------------------------------
              12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES                      [ ]

                                         N/A
- --------------------------------------------------------------------------------
              13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                         27.48%(1)
- --------------------------------------------------------------------------------
              14                TYPE OF REPORTING PERSON

                                         PN
- --------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

- ----------------------
CUSIP No.  053332-10-2
- ----------------------

- --------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Marion Partners, L.P., a Delaware limited partnership 06-1527654
- --------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
      3        SEC USE ONLY


- --------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
- --------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

                        N/A
- --------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER

            NUMBER OF                                     1,124,840
             SHARES               ----------------------------------------------
          BENEFICIALLY                  8        SHARED VOTING POWER
            OWNED BY
              EACH                                        0
            REPORTING             ----------------------------------------------
             PERSON                     9        SOLE DISPOSITIVE POWER
              WITH
                                                          1,124,840
                                  ----------------------------------------------
                                        10       SHARED DISPOSITIVE POWER

                                                          0
- --------------------------------------------------------------------------------
               11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                  REPORTING PERSON

                                           30,686,824
- --------------------------------------------------------------------------------
               12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                  EXCLUDES CERTAIN SHARES                    [ ]

                                           N/A
- --------------------------------------------------------------------------------
               13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                  (11)

                                           27.48%(1)
- --------------------------------------------------------------------------------
               14                 TYPE OF REPORTING PERSON

                                           PN
- --------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

- ----------------------
CUSIP No.  053332-10-2
- ----------------------

- --------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Blue Macaw Partners, L.P., a Delaware limited
                        partnership
                        06-1573985
- --------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
      3        SEC USE ONLY


- --------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
- --------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

                        N/A
- --------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- --------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER

            NUMBER OF                                     488,350
             SHARES               ----------------------------------------------
          BENEFICIALLY                  8        SHARED VOTING POWER
            OWNED BY
              EACH                                        0
            REPORTING             ----------------------------------------------
             PERSON                     9        SOLE DISPOSITIVE POWER
              WITH
                                                          488,350
                                  ----------------------------------------------
                                       10        SHARED DISPOSITIVE POWER

                                                          0
- --------------------------------------------------------------------------------
               11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                  REPORTING PERSON

                                           30,686,824
- --------------------------------------------------------------------------------
               12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                  EXCLUDES CERTAIN SHARES                    [ ]

                                           N/A
- --------------------------------------------------------------------------------
               13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                  (11)

                                           27.48%(1)
- --------------------------------------------------------------------------------
               14                 TYPE OF REPORTING PERSON

                                           PN
- --------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

- ----------------------
CUSIP No.  053332-10-2
- ----------------------

- --------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Edward S. Lampert
- --------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
      3       SEC USE ONLY


- --------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
- --------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
- --------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
- --------------------------------------------------------------------------------
                                      7       SOLE VOTING POWER

           NUMBER OF                                   1,924
             SHARES              -----------------------------------------------
          BENEFICIALLY                8       SHARED VOTING POWER
            OWNED BY
              EACH                                     0
           REPORTING             -----------------------------------------------
             PERSON                   9       SOLE DISPOSITIVE POWER
              WITH
                                                       1,924
                                 -----------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                                       0
- --------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON

                                          30,686,824
- --------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                 EXCLUDES CERTAIN SHARES                     [ ]

                                          N/A
- --------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                 (11)

                                          27.48%(1)
- --------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          IN
- --------------------------------------------------------------------------------

(1) Based on 111,674,609 shares of common stock issued and outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.

         This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw") and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the
Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety as follows:

         The total amount of funds required by ESL for the purchase of 1,241,139 Shares was approximately $34,759,788 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 182,833 Shares was approximately $5,117,449 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 35,621 Shares was approximately $997,912 and was obtained from working capital. The total amount of funds required by Investors for the purchase of 197,407 Shares was approximately $5,524,920 and was obtained from working capital. The total amount of funds required by Acres for the purchase of 500,000 Shares was approximately $13,970,257 and was obtained from working capital. Mr. Lampert, a director of the Issuer, owns an aggregate of 1,924 Shares, which he received directly from the Issuer pursuant to the Issuer's director compensation plan.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of January 29, 2001 (incorporated herein by reference to Exhibit 1 to Amendment No. 7 to Schedule 13D, filed on January 29, 2001), each of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert may be deemed to beneficially own 30,686,824 Shares (which is approximately 27.48% of the Shares outstanding as of March 10, 2001, as disclosed in the Issuer's Form 10-Q for the quarterly period ending February 10, 2001, filed with the SEC on March 27, 2001.).

         (b)

                                                    Sole             Shared               Sole            Shared
                                                   Voting            Voting            Dispositive      Dispositive
                                                    Power             Power               Power            Power
                                                  ----------         ------            -----------      -----------
ESL Partners, L.P.                                14,769,019           0                14,769,019           0
ESL Limited                                        3,479,999           0                 3,479,999           0
ESL Institutional Partners, L.P.                     505,557           0                   505,557           0
ESL Investors, L.L.C.                              1,521,365           0                 1,521,365           0
Acres Partners, L.P.                               8,795,770           0                 8,795,770           0
Marion Partners, L.P.                              1,124,840           0                 1,124,840           0
Blue Macaw Partners, L.P.                            488,350           0                   488,350           0
Edward S. Lampert                                      1,924           0                     1,924           0

         (c) Since the most recent filing on Schedule 13D, the only transactions in the Shares by Mr. Lampert was an additional 324 Shares issued to Mr. Lampert pursuant to Mr. Lampert's role as a director of the Issuer since December 9, 1999, and pursuant to the Issuer's director compensation plan. Since the most recent filing on Schedule 13D, there have been no other transactions in the Shares by any of the Filing Persons, other than as set forth in this Item 5 and in Schedule A attached hereto and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 is true, complete and correct.

Date: April 2, 2001


                                       ESL PARTNERS, L.P.

                                       By:  RBS Partners, L.P., its general
                                            partner
                                       By:  ESL Investments, Inc., its general
                                            partner

                                            By: /s/ EDWARD S. LAMPERT
                                               ---------------------------------
                                               Edward S. Lampert
                                               Chairman

                                       ESL LIMITED

                                       By:  ESL Investment Management, LLC,
                                            its investment manager


                                            By: /s/ EDWARD S. LAMPERT
                                               ---------------------------------
                                               Edward S. Lampert
                                               Managing Member

                                       ESL INSTITUTIONAL PARTNERS, L.P.

                                       By:  RBS Investment Management, LLC,
                                            its general partner


                                            By: /s/ EDWARD S. LAMPERT
                                               ---------------------------------
                                               Edward S. Lampert
                                               Managing Member

                                       ESL INVESTORS, L.L.C.

                                       By:  RBS Partners, L.P., its manager
                                       By:  ESL Investments, Inc., its general
                                            partner


                                            By: /s/ EDWARD S. LAMPERT
                                               ---------------------------------
                                               Edward S. Lampert
                                               Chairman

                                       ACRES PARTNERS, L.P.

                                       By:  ESL Investments, Inc., its general
                                            partner


                                            By: /s/ EDWARD S. LAMPERT
                                               ---------------------------------
                                               Edward S. Lampert
                                               Chairman


                                       MARION PARTNERS, L.P.

                                       By:  ESL Investments, Inc., its general
                                            partner


                                            By: /s/ EDWARD S. LAMPERT
                                               ---------------------------------
                                               Edward S. Lampert
                                               Chairman


                                       BLUE MACAW PARTNERS, L.P.

                                       By:  ESL Investments, Inc., its general
                                            partner


                                            By: /s/ EDWARD S. LAMPERT
                                               ---------------------------------
                                               Edward S. Lampert
                                               Chairman


                                       /s/ EDWARD S. LAMPERT
                                       -----------------------------------------
                                       EDWARD S. LAMPERT

                                   SCHEDULE A

                          TRANSACTIONS IN THE SHARES IN
                        THE PAST SIXTY DAYS OR SINCE THE
                       MOST RECENT FILING OF SCHEDULE 13D

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE:

                                                     Shares                Price
                     Date of Purchase               Purchased            Per Share
                     ----------------               ---------            ---------
                         03/29/01                      42,276               $27.35
                         03/30/01                   1,178,924                28.03
                         03/30/01                      19,939                27.99

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY LIMITED WERE:

                                                     Shares                Price
                     Date of Purchase               Purchased            Per Share
                     ----------------               ---------            ---------
                         03/29/01                      10,644               $27.35
                         03/30/01                     167,907                28.03
                         03/30/01                       4,282                27.99

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL WERE:

                                                     Shares                Price
                     Date of Purchase               Purchased            Per Share
                     ----------------               ---------            ---------
                         03/29/01                         773               $27.35
                         03/30/01                      34,269                28.03
                         03/30/01                         579                27.99

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY INVESTORS WERE:

                                                     Shares                Price
                     Date of Purchase               Purchased            Per Share
                     ----------------               ---------            ---------
                         03/29/01                      12,407               $27.35
                         03/30/01                     185,000                28.03

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ACRES WERE:

                                                     Shares                Price
                     Date of Purchase               Purchased            Per Share
                     ----------------               ---------            ---------
                         03/29/01                      66,100               $27.35
                         03/30/01                     433,900                28.03